VOTING RESULTS OF SPECIAL MEETING OF SHAREHOLDERS
A special meeting of shareholders (the "Special Meeting") of the Frontier Netols Small Cap
Value Fund (the "Netols Fund"), a series of Frontier Funds, Inc. (the "Company"), was held on
November 14, 2017.  At the Special Meeting, shareholders voted on a proposal to approve the
Agreement and Plan of Reorganization pursuant to which the Netols Fund will be reorganized with and into the Frontier Phocas Small Cap Value Fund (the "Phocas Fund"), another series of the Company, and the transactions it contemplates (the "Proposal").  Further details regarding the Proposal and the Special Meeting are contained in a definitive proxy statement filed with the
SEC on October 6, 2017.
At the Special Meeting held on November 14, 2017, the Proposal was approved by shareholders of the Netols Fund as follows:
Votes For
Votes Against
Abstained
Broker Non-Votes
2,416,009
0
5,634
N/A